Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. (“Choice”) is using or making available the following communications through the website www.CreateValueWithChoice.com (the “microsite”), a website maintained by Choice providing information relating to the proposal Choice has made to acquire Wyndham Hotels & Resorts, Inc.:

Exhibit 1:	Updated “Director Nominees” page of the microsite; updated “Additional Materials” page of the microsite.

Exhibit 1.1:	Infographic titled “Choice Proposes a Full Slate of Independent, Highly Qualified Candidates for Wyndham’s Board” dated January 22, 2024, linked in the Additional Materials page of the microsite.

Choice Hotels International, Inc. published the following communication on its LinkedIn page on January 22, 2024. This communication also includes the infographic filed as Exhibit 1.1 hereto.

We are excited to announce the proposal of a full slate of independent, highly qualified individuals to stand for election at the 2024 Annual Meeting of Wyndham Hotels & Resorts.

The nominees are accomplished, proven leaders who have a deep understanding of the hospitality sector and the nuances of the franchising model. Most importantly, they will exercise their own independent judgment regarding Wyndham shareholders’ best interests. Choice believes that, after exercising their independent judgement, the director nominees will conclude that the best outcome for Wyndham shareholders is to move with urgency to maximize the value that can be created for them through a combination with Choice.

Many Wyndham shareholders have expressed their support for a Choice-Wyndham combination. By supporting these nominees and participating in our exchange offer, Wyndham’s shareholders can send a clear message to the Wyndham Board.

#MakeItYourChoice #CreateValueWithChoice #ChoiceHotels #ChoiceWyndham

See the LinkedIn post here.

Choice Hotels International, Inc. published the following advertisement on LinkedIn on January 22, 2024.

Combining with Wyndham will help lower franchisee costs and drive more direct bookings, creating a path to enhanced profitability.